

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

Via U.S. Mail
Martin Nielson
Chief Executive Officer and Director
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, NV 89119

> **Re: E-Waste Systems, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 19, 2013**
> **File No. 000-54657**

Dear Mr. Nielson:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.02 Form 8-K filed November 19, 2013

1. Please tell us and amend your filing to state whether your board of directors, a committee of your board of directors or your officer or officers authorized to take such action if board action is not required, concluded that your financial statements should no longer be relied upon or whether you were advised by or received notice from your independent accountant to that effect. It is unclear from your current disclosure which party discovered the accounting errors and determined that restatement was necessary. Please ensure that your disclosures conform to the disclosure requirements of Items 4.02(a) or 4.02(b) of Form 8-K.

2. If your board of directors, a committee of your board of directors or your officer or officers authorized to take such action if board action is not required, concluded that your

financial statements should no longer be relied upon, please amend your filing to disclose the following information as required by Item 4.02(a) of Form 8-K:

- the date you concluded that your financial statements should no longer be relied on; and

- whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matter with your independent accountant.

3. If you were advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on an interim review related to your previously issued financial statements, please amend your filing to disclose the following information as required by Item 4.02(b) of Form 8-K:

- the date which you were so advised or notified;

- a brief description of the information provided by the accountant; and

- a statement indicating whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matter with your independent accountant.

4. If you received advisement or notice from your independent accountant requiring disclosure under Item 4.02(b) of Form 8-K, please perform the following as required by Item 4.02(c) of Form 8-K:

- provide your independent accountant with a copy of the disclosures you are making in response to Item 4.02 of Form 8-K that your independent accountant shall receive no later than the day the disclosures are filed;

- request your independent accountant to furnish to you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to Item 4.02 of Form 8-K and, if not, stating the respects in which it does not agree; and

- include your independent accountant's letter as an exhibit to your Form 8-K, or amend you previously filed Form 8-K by filing your independent accountant's letter as an exhibit to the filed Form 8-K no later than two business days after your receipt of the letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions. In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief